

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

Via E-mail
Richard A. Gonzalez
Chairman and Chief Executive Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064

> **Re:** **AbbVie Inc.**
> **Registration Statement on Form 10-12B**
> **Filed June 4, 2012**
> **File No. 001-35565**

Dear Mr. Gonzalez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your registration statement is not yet complete. Please be advised that we will not be in a position to accelerate effectiveness of your filing until such time as you have included all disclosure and exhibits that you intend to file by amendment, and that we may have additional comments to this additional disclosure and/or exhibits.

2. Unless otherwise indicated, references to page references and captions in this letter are to the information statement filed as exhibit 99.1.

EXHIBIT 99.1 Information Statement
Information Statement Summary
Risks Associated with AbbVie's Business, page 10

3. Please eliminate the cross-reference to your Risk Factor section and provide a summary

description of the material risks associated with your operations and the separation, in order to provide balance to the other disclosure in this summary.

Risk Factors
Risks Related to AbbVie's Business

4. Please include a risk factor that describes how your sole business segment-pharmaceutical sales- routinely grants rebates and chargebacks against gross sales that are subject to increase and that a greater-than-expected increase could have a material adverse effect.

"AbbVie's major products could lose patent protection earlier than expected, which could adversely affect AbbVie's future revenues and operating income," page 15

5. We note your disclosure that the Company's intellectual property rights may be challenged by competing businesses and the government. Please include in this risk factor recent examples of challenges to any of your intellectual property, including their dispositions.

"Any significant event that adversely affects HUMIRA revenues could have a material and negative impact on AbbVie's results of operations and cash flows," page 16

6. You state in this risk factor that "[b]ecause HUMIRA is a biologic and biologics cannot be readily substituted, it is uncertain what impact the loss of patent protection would have on the sales of HUMIRA." On page 18, you disclose that "companies are developing biosimilars in other countries that could compete with AbbVie's biologic products." Please provide us with the basis of your belief that the mitigating language in this risk factor is appropriate given the disclosures on page 18.

"AbbVie's research and development efforts may not succeed in developing commercially successful products and technologies, which may cause its revenue and profitability to decline," page 16

7. Please include in this risk factor recent examples of discontinued product candidates and the approximate expense you incurred in developing them.

"A portion of AbbVie's near-term pharmaceutical pipeline relies on collaborations with third parties, which may adversely affect the development and sale of its products," page 17

8. Rather than referring your business section disclosures, please revise your risk factor to provide a brief summary of your material third-party collaborations.

"New products and technological advances by AbbVie's competitors…", page 18

9. We note your disclosure that the Company faces the possibility of increased competition if other businesses develop superior products or technologies. Please expand your disclosure here and in your business section to specify the key businesses and products with which the Company competes.

"The manufacture of many of AbbVie's products is a highly exacting and complex process . . .," page 18

10. The second paragraph describes a material risk that is sufficiently distinct from the one discussed in the preceding paragraph. Please separate this disclosure into an independent risk factor with an appropriate sub-caption. Please also disclose any sole-source suppliers for HUMIRA here and in your business section.

"Significant safety or efficacy issues could arise for AbbVie's products, which could have a material adverse effect on AbbVie's revenues and financial condition," page 19

11. The final paragraph of this risk factor discloses a material risk that is distinct from that described in the preceding paragraphs. Please separate this disclosure into an independent risk factor and provide recent examples of material product liability lawsuits you have defended against, and their dispositions.

"AbbVie's compliance with the obligations of the May 7, 2012 resolution of the Department of Justice's investigation into the sales and marketing activities for Depakote will impose costs and burdens on AbbVie," page 22

12. Please include in this risk factor, and wherever else applicable in your disclosure, the amount of criminal fines, forfeitures and civil damages levied upon you as a result of the Depakote settlement agreement. Please specify each individual financial penalty by type.

13. We note your disclosure that the Company has entered a settlement agreement that "will impose additional costs and burdens on AbbVie in the form of additional resources and support systems." To the extent known, please expand your disclosure to quantify the approximate costs the Company expects to incur related to compliance with this settlement agreement.

"AbbVie may not be able to realize the expected benefits of its investments in emerging markets," page 23

14. Please list in this risk factor the emerging markets you are currently marketing your products in.

"AbbVie is dependent on wholesale distributors of its products in the United States . . .," page 23

15. Please include in this risk factor the names of the three wholesale distributors that you sell your products to in the United States.

Risks Related to the Separation, page 25

16. Please include a risk factor disclosing that the separation will take effect without a shareholder vote, that your stockholders will have no opportunity to impact this action and that their sole recourse will be to divest themselves of your common stock in advance of the record date.

"AbbVie may not be able to engage in certain corporate transactions after the separation," page 28

17. Please remove the cross-reference from this risk factor and expand it to describe the restrictions placed on you by the tax-sharing agreement that you will enter into with Abbott Laboratories.

"AbbVie may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect AbbVie's business," page 28

18. Please remove the cross-reference from this risk factor and expand it to discuss both the anticipated benefits of the separation and the possible reasons you believe these benefits may not be realized.

Unaudited Pro Forma Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Statements, page 40

19. Please revise your disclosure to state, if true, that pro forma adjustments (A) and (B) are based on the actual agreements that AbbVie and Abbott have entered into prior to separation or disclose why these adjustments are factually supportable.

20. Please refer to pro forma adjustment (E). Revise your disclosure to explain why the assumed number of AbbVie common shares used to compute basic earnings per share for each period presented is based on the number of Abbott common shares outstanding on December 31, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition and Sales Rebates, page 44

21. Please revise your disclosure to describe the nature of each sales rebate and allowance and disclose the factors that you consider in estimating each accrual.

Transition from Abbott and Cost to Operate as an Independent Company, page 55

22. Please include in this discussion information on how you anticipate the transition services agreement will serve to facilitate the separation and enable you to operate independently.

23. We note your assertion that it is not practicable to estimate the operating expenses that would have been incurred in previous financial periods. Please expand your disclosure in this section to estimate the one-time expenses you will incur in establishing stand-alone functions as well as any other expenses you are able to estimate at this time. In addition, please expand your disclosure to include this information in the Question and Answers section starting on page 1 and in your risk factor on page 25.

Cash Flow, Information Statement page 59

24. We note your disclosure that the Company has reached a settlement on all of the Depakote-related federal claims, which the Company expects to materially impact cash flows. Please expand your disclosure to state whether the settlement's foreseen impact to cash flows will materially affect the Company's liquidity. If you do expect the settlement to materially decrease the Company's liquidity, please include the Company's plan to remedy the deficiency.

Contractual Obligations, page 62

25. Please provide a footnote to your table of contractual obligations to disclose what long-term liabilities are included in the "other" line item.

Business, page 65

26. Please expand your disclosure to disclose your revenue from external customers and long-lived assets attributable to the US and all other countries (in total), and any country for which these figures are individually material.

Products, page 67

27. In your description of your products other than HUMIRA please state how much each individual product contributes to the total sales of its product type, e.g. metabolic/hormones, virology, endocrinology, dyslipidemia and others.

Sales, Marketing, and Distribution Capabilities, page 73

28. Please expand your disclosure to name the three independent wholesaler distributorships that you sell to in the United States and the percentage of sales each one generates. Please also provide a brief description of the agreement or relationship you have with each distributor.

29. For your sales outside the United States, please indicate the percentage of sales among distributors and direct customers, and name any material non-U.S. distributors.

Manufacturing Capabilities and Operations, page 74

30. Please provide examples of the third-party agreements you are party to that relate to your manufacturing process. Please also state, if true, that none of these agreements are material and provide the basis for that statement in your disclosure.

Regulation- Discovery and Clinical Development, page 76

31. Please provide a more complete description of the material regulatory regimes you operate under outside of the United States, including the EU and both developed and emerging markets.

Regulation- Commercialization, Distribution, and Manufacturing, page 77

32. Similarly, please provide a more complete description of the non-U.S. regulatory regimes that are material to your operations.

Management
Executive Officers Following the Separation, page 83

33. You disclose that Mr. Gonzalez briefly retired in 2007. Please confirm that Mr. Gonzalez does not have any business experience from 2007-2009. Alternatively, please expand your disclosure to provide the required business experience for that time period.

34. Based on your disclosure on page 89 it appears that Carlos Alban and John Leonard will also be executive officers of AbbVie. Please expand your disclosure here to provide the information required by Item 401 of Regulation S-K for these executive officers.

Board of Directors Following Separation, page 84

35. Please expand your disclosure for each director or person nominated or chosen to become a director to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Compensation Discussion and Analysis
2011 Compensation Decisions, page 94

36. Please provide additional disclosure that describes the financial goals that were used in making compensation decisions last year, i.e. each goal other than "Adjusted Diluted EPS of $4.59."

37. Please disclose any weighting between and among the "financial goals" and the "other goals" for each named executive officer. In addition, please provide disclosure of how the results of the goals and any other factors resulted in the "Individual Awards" awarded for each named executive officer.

Executive Compensation
Summary Compensation Table, page 102

38. Please amend this section to include summary disclosure for all five individuals over the last three fiscal years. Alternatively, please provide us with a detailed analysis which supports your believe that you are not required to provide this additional disclosure. See Regulation S-K CDI 217.01.

Potential Payments on Termination or Change of Control, page 117

39. You disclose that Abbott maintains change in control arrangements with key members of its management team, in the form of change in control agreements for certain Abbott officers, including Messrs. Alban and Chase, Ms. Schumacher, and Dr. Leonard, and a change in control plan for certain other management personnel. Please file copies of these agreements and any other compensation plans or agreements that you intend to adopt at or prior to the spin-off as exhibits to your next amended registration statement.

Certain Relationships and Related Person Transactions, page 121

40. You disclose on page 29 that the agreements AbbVie will enter into with Abbott in connection with the separation, including transition services agreements, a tax sharing agreement, an international commercial operations agreement, manufacturing and supply agreements, an employee matters agreement, a special products master agreement, intellectual property license agreements, an information technology agreement and certain other commercial agreements, were prepared in the context of the separation while AbbVie was still a wholly owned subsidiary of Abbott. As a result, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Please expand your disclosure in this section to provide the information required by Item 404 of Regulation S-K. Alternatively, please provide us with a detailed analysis that supports your conclusion that these transactions have material information that is required to be disclosed in this section.

The Separation and Distribution
Reasons for the Separation, page 123

41. Please expand your disclosure to include a discussion of any negative aspects of the separation considered by the board of directors.

AbbVie's Relationship with Abbott following the Distribution, page 128

42. Please file copies of your information technology agreement, international commercial operations agreement, trademark license agreement, manufacturing and supply agreements and lease agreement that you expect to enter into with Abbott Laboratories prior to the separation as exhibits to this registration statement.

The Separation Agreement, page 128

43. Please expand your disclosure to list the material assets and liabilities that will be transferred to AbbVie.

44. Please expand your disclosure to list the material contracts that will be assigned to AbbVie. To the extent required under Item 601 of Regulation S-K, please confirm that you will file copies of all agreements as exhibits to your registration statement.

Transition Services Agreements, page 132

45. Your disclosure is inconsistent on whether there will be one omnibus transition services agreement or several agreements that would cover separate functions. We note in this respect that your Exhibit Index reflects only one such agreement to be filed. Please review your disclosure for consistency and amend it as necessary.

Description Of Material Indebtedness, page 138

46. Please expand your disclosure to disclosure the material information concerning the financing arrangements that AbbVie intends to enter into prior to or concurrent with the separation.

Audited Combined Financial Statements
Notes to Combined Financial Statements
Note 5 – Litigation, page F-15

47. The use of the term "reserve" should not be used for an accrual made under paragraph 450-20-25-2. See ASC 450-20-50-1. Please revise your disclosure here and in other sections of the filing where you use the term reserve to describe losses that are probable and reasonably estimable.

Note 6 – Post Employment Benefits, page F-16

48. It appears that benefit obligations of plans outside the United States are significant relative to the total benefit obligation and these plans may use significantly different assumptions. Please separately disclose your post retirement benefit plans information for your U.S. and foreign plans or explain to us how your disclosure complies with ASC 715-20-50-4.

Note 11 – Goodwill and Intangible Assets, page F-29

49. Please revise your disclosure to disclose the following for each major intangible asset class. Refer to ASC 350-30-50:
   a. total amount assigned,
   b. accumulated amortization, and
   c. the weighted-average amortization period.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: David K. Lam
        Karessa L. Cain
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019-6150